<SEGMENT> ASFI

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*


ASTA FUNDING INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

046220109
(CUSIP Number)

May 14,2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[] Rule 13d-1 (b)
[x] Rule 13d-1 (c)
[] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons
	I.R.S. Identification No. of above persons (entities only)

Peters MacGregor Capital Management Limited ("PMCM")


2.	Check the appropriate box if a member of a group

(a) []
(b) []


3.	SEC Use Only


4.	Citizenship or Place of Organization

Australia


Number of 		5.	SOLE VOTING POWER 	 	0

Shares
			6.	SHARED VOTING POWER	        632,167
Beneficially

Owned by		7.	SOLE DISPOSITIVE POWER		0

Each Reporting
			8.	SHARED DISPOSITIVE POWER	632,167
Person With:


9.	Aggregate amount beneficially owned by each reporting person

	632,167


10.	Check if the aggregate amount in row (9) excludes certain shares

	[]

11.	Percent of class Represented by amount in row (9)

	4.9%


12.	Type of Reporting Person

	IA


Item 1.

(a) Name of Issuer: 	ASTA FUNDING INC

(b) Address of Issuer: 	210 SYLVAN AVE, ENGLEWOOD CLIFFS, NJ 07632


Item 2.

(a) Name of Person Filing:  PMCM

(b) Address of Person Filing: SUITE 1801A, 101 GRAFTON STREET
BONDI JUNCTION, NSW 2022, AUSTRALIA

(c) Citizenship: Australia

(d) Title of Class of Securities:  Common Stock

(e) Cusip Number: 046220109


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Item 3 is Not Applicable.


Item 4.  Ownership

(a) Amount Beneficially Owned:

PMCM, in its capacity as fund manager, may be deemed to beneficially own 632,167 shares of the Issuer which are held of record by clients of PMCM.

(b) Percent of Class:
	4.9%

(c) Number of shares as to which such person has:

   (i)   sole power to vote or to direct the vote		  0

   (ii)  shared power to vote or to direct the vote		  632,167

   (iii) sole power to dispose or to direct the disposition of	  0

   (iv)  shared power to dispose or to direct the disposition of  632,167


Item 5. Ownership of Five Percent or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.


Item 8. Identification and Classification of Members of the Group:

Not Applicable.


Item 9. Notice of Dissolution of Group:

Not Applicable.


Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2013

/s/ L Wayne Peters

Name: L Wayne Peters
Title: Director